NEWS RELEASE

SUN LIFE FINANCIAL REPORTS RECORD 3RD QUARTER EARNINGS

65¢ A SHARE VERSUS 60¢ IN 2ND QUARTER AND 58¢ A YEAR AGO

Toronto — October 28, 2003 — Sun Life Financial Inc. (NYSE/TSX: SLF) today reported record net income for the third quarter ended September 30, 2003 of $394 million, equal to 65 cents per share, up 8 per cent from $366 million, or 60 cents a share in the previous quarter. Earnings per share (EPS) increased 14 per cent over operating EPS in the third quarter of 2002.

Donald A. Stewart, Chief Executive Officer, said, “We are pleased with the strong financial performance of most of our businesses last quarter. Overall, our positive results benefited from improved equity markets and reflected a continuing strong rebound in earnings contribution from MFS Investment Management and Sun Life Financial U.S. and another solid quarter by the Canadian business.”

“This positive financial performance is highlighted by the significant improvement of 100 basis points in return on equity (ROE) to 11.3 per cent at the end of the latest quarter, up from 10.3 per cent at the end of the previous quarter, and up 150 basis points from operating ROE of 9.8 per cent a year earlier. Increasingly, we are benefiting from our diversified operations as we continue to build business momentum by meeting the needs of customers through new products, new services and new technologies”, said Stewart.

“At the same time, we are nearing the successful completion of the Clarica integration, ensuring that the depth and breadth of our domestic base will serve as a strong platform for further international growth. Sun Life Financial has taken another substantial step forward on the road to international leadership with a second license to carry on business in China, the world’s largest emerging market.” This new license covers Beijing, China’s capital city, and complements an existing license in Tianjin, the second largest city in northern China.

Stewart said, “I take pleasure in noting that Sun Life Financial was recently named one of the 100 top Canadian employers for the second consecutive year and our joint venture in India, Birla Sun Life Insurance, ranked in the top 10 in an inaugural “Great Places to Work” survey. These achievements recognize our ability to attract and retain top talent, and, together with the Clarica integration and China license, are key building blocks for future growth.”

FINANCIAL HIGHLIGHTS:

•	EPS of 65 cents for the quarter, up 8 per cent from 60 cents in the second quarter, and up 14 per cent from operating EPS of 57 cents a year earlier.

•	Net Income for the quarter was $394 million, up $28 million from the previous quarter and up $33 million from the third quarter of 2002.

•	ROE was 11.3 per cent, up 100 basis points from ROE of 10.3 per cent in the second quarter of 2003, and up 150 basis points from operating ROE a year ago.

Sun Life Financial / Third Quarter Earnings	Page 2

•	The Clarica transaction provided accretion of 19 cents a share in the first nine months compared to 20 cents targeted for the year. Accretion for the third quarter was 6 cents.

•	MFS earnings up 16.7 per cent from the previous quarter as equity markets improve.

•	Stock buyback program continues with 5 million shares repurchased during the quarter, bringing the total to date to 16 million.

•	Sun Life Financial successfully redeemed US$122 million of outstanding subordinated notes.

•	Sun Life Financial to maintain 34 per cent stake in expanded CI Fund Management Inc. (CI) following its acquisitions of Assante, Synergy and Skylon.

BUSINESS HIGHLIGHTS

Governance

•	Sun Life Financial ranks 3rd in 2003 Globe and Mail Report on Business study of the corporate governance practices of the boards of 207 of Canada’s largest public companies.

Canada

•	Integration of Clarica operations continues on plan and budget and will be substantially complete by the end of 2003. More than 80 per cent of integration synergies have been achieved and 77 per cent of system conversions completed with the balance of work currently underway.

•	Group Retirement Services (GRS) obtains contracts for three major Canadian companies including Falconbridge’s retirement and savings plans covering 2,500 employees and assets under administration of more than $280 million. GRS also becomes the first Canadian insurance business to obtain ISO-9001-2000 certification.

•	GRS and Group Benefits win ITX Awards from CIO Canada magazine for the innovative quality of the Plan Member Services Web site which provides plan sponsors with a means to outsource the administration of their plans to the end user by creating a self-serve environment online.

U.S.

•	For the fourth consecutive year, Independent Financial Marketing Group (IFMG) ranks #1 in the Kehrer Report for the sale of annuities, mutual funds, and securities through financial institutions. IFMG has signed contract extensions to 2005 and beyond with its three largest banking partners.

•	As part of ongoing efforts to improve the quality of service through web technology, the U.S. Group Life and Health division introduces online and automated voice response disability claim status capability for plan sponsors and claimants.

•	Leveraging its strong investment expertise, Sun Life Financial securitized a pool of 95 mortgages with a carrying value of US$436 million.

Sun Life Financial / Third Quarter Earnings	Page 3

MFS

•	MFS’ assets under management (AUM) top US$129 billion, up 19 per cent from US$108 billion a year ago.

Asia

•	Sun Life of Canada (Philippines) to provide group life insurance coverage to Destiny Financial planholders and group life and credit life insurance policies to Keppel Bank Philippines, a member of the Keppel Group of Singapore. First Philippines group insurance portal launched allowing clients to view group insurance policies, verify policy information and review a benefit schedule.

U.K.

•	The final migration of individual life and pension policies from the legacy systems is complete. All individual policies now administered on networked servers, allowing the mainframe computer to be decommissioned. This major achievement culminates three years of work and brings improvements in customer service and process control.

•	The transfer of the Group Disability book of business to UnumProvident became effective at the beginning of July with official U.K. court approval. Sun Life Financial U.K. continues to have responsibility for the run-off of the Group Life business, most of which will terminate by the end of 2004.

Sun Life Financial / Third Quarter Earnings	Page 4

EARNINGS AND PROFITABILITY

FINANCIAL SUMMARY
Unaudited

	Quarterly Results					Year to Date

	3Q’03	2Q’03	1Q’03	4Q’02	3Q’02	2003	2002

Shareholders’ Net Income ($mm)	394	366	343	310	361	1,103	688
Operating Earnings ($mm)	394	366	343	361	350	1,103	899
Revenues ($mm)	5,282	5,579	5,758	6,028	5,803	16,619	17,073

Earnings Per Share ($)	0.65	0.60	0.56	0.50	0.58	1.81	1.33
Operating EPS ($)	0.65	0.60	0.56	0.58	0.57	1.81	1.74

Return on Equity (ROE) (%)	11.3	10.3	9.3	8.4	10.1	10.3	8.5
Operating ROE (%)	11.3	10.3	9.3	9.8	9.8	10.3	11.2

Average Shares Outstanding (mm)	603.3	610.3	616.8	618.4	618.2	610.1	517.1
S&P 500 Index (daily average)	1,000	938	861	886	895	934	1,031

Operating earnings, EPS and ROE are non-GAAP measures and have no standardized definition under GAAP. They are presented to facilitate the comparison of quarterly and year-to-date earnings and may not be comparable to similar measures presented by other issuers. A reconciliation from earnings to operating earnings for each quarter of 2002 is contained in the MD&A for that period.

Paul Derksen, Executive Vice-President and Chief Financial Officer, said “The significant improvement in operating ROE in the third quarter of 2003 compared to the third quarter of 2002 reflected higher earnings and the impact of share buybacks on Sun Life Financial’s average equity levels. The capital position of Sun Life Financial continues to be very strong with the MCCSR ratio at the end of the quarter at 242 per cent. Sun Life Financial is generating significant capital creating flexibility for share buybacks, dividend payments and targeted acquisitions to strengthen specific lines of business”, said Derksen.

Sun Life Financial / Third Quarter Earnings	Page 5

PERFORMANCE BY OPERATING UNIT

Sun Life Financial Canada

	Quarterly Results					Year to Date

	3Q’03	2Q’03	1Q’03	4Q’02	3Q’02	2003	2002

Revenues ($mm)	2,109	2,112	2,150	2,199	2,059	6,371	4,364

Net Income ($mm)
Retail Life Insurance	61	68	49	57	49	178	83
Group Benefits	50	64	62	61	44	176	96
Reinsurance	10	17	15	7	18	42	25
Group Retirement Services	23	22	19	18	18	64	39
Retail & Other Wealth Management	49	38	41	38	27	128	59
Investment Portfolio & Other	13	9	(2)	4	17	20	26

Total	206	218	184	185	173	608	328

ROE (%)	12.0	12.7	10.7	10.8	9.9	11.8	11.7

In the third quarter of 2003, Sun Life Financial Canada’s earnings increased 19 per cent over the third quarter of 2002 due to favourable morbidity experience in Group Benefits, improved investment spreads and fees in Retail & Other Wealth Management and stronger results in Retail Life Insurance.

Year-to-date earnings increased over the same period in the previous year mainly as a result of the Clarica acquisition in May 2002, the synergies arising from the integration of Clarica and favourable mortality and morbidity in Group Benefits.

•	Retail Life Insurance earnings improved relative to the third quarter of 2002, due to the benefit of lower expenses arising out of synergies from the Clarica acquisition and better claims experience.

•	Third quarter earnings for Group Benefits were higher than in the third quarter of 2002, due to improved morbidity experience. Earnings in the third quarter compared to the previous quarter were lower due to worse claims experience.

•	Reinsurance earnings were lower in the third quarter of 2003 compared with the third quarter of 2002 and the second quarter of 2003 due to adverse mortality.

•	Improved fee revenue and investment gains from stronger market performance led to higher Group Retirement Services earnings in the third quarter of 2003 over the third quarter of 2002.

•	Retail & Other Wealth Management earnings increased by 81 per cent over the third quarter of 2002. This increase resulted from improved investment spreads and improved earnings from the ownership position of CI. Third quarter 2003 earnings were higher than the second quarter 2003 mainly due to the change in CI’s accounting policy in the second quarter for stock-based compensation.

Sun Life Financial / Third Quarter Earnings	Page 6

Sun Life Financial U.S.

	Quarterly Results					Year to Date

	3Q’03	2Q’03	1Q’03	4Q’02	3Q’02	2003	2002

Revenues ($mm)	2,239	2,627	2,620	2,757	2,559	7,486	9,120

Net Income ($mm)
Annuities	66	29	25	57	69	120	212
Individual Life	29	28	24	32	31	81	86
Group Life & Health	9	12	9	18	7	30	31
Investment Portfolio & Other	(7)	(6)	(4)	(7)	(15)	(17)	(67)
Clarica U.S. (discontinued)	—	—	—	—	9	—	12

Total	97	63	54	100	101	214	274

ROE (%)	9.6	6.0	4.8	7.3	7.4	6.7	7.2

Earnings for Sun Life Financial U.S. increased 54 per cent compared to the second quarter of 2003, due to improving equity markets, lower bond provisions and the impact of expense changes on actuarial liabilities.

Earnings from continuing operations increased $5 million compared to the third quarter of 2002 due to: (i) lower bond provisions in 2003; and (ii) the impact of expense changes on actuarial liabilities; partially offset by (iii) spread compression in fixed annuities; and (iv) declines in the currency exchange rate. On a year-to-date basis earnings from continuing operations were lower than the previous year as the impact of spread compression and declines in currency exchange rates exceeded the benefits of lower bond provisions for the nine-month period.

•	The Annuities division earnings more than doubled compared to the second quarter of 2003, primarily due to lower new business strain and the impact of expense changes on actuarial liabilities.

Earnings decreased compared to the third quarter of 2002 due to the impact of currency exchange rates and spread compression, partially offset by lower new business strain and lower bond provisions in 2003.

•	Individual Life earnings decreased compared with the third quarter of 2002 as the impact of currency exchange rates offset continued growth in core Universal Life and offshore business. Net annualized premium sales were up 54 per cent in the third quarter of 2003 versus third quarter 2002.

•	Group Life & Health earnings decreased from the second quarter of 2003 due to unfavourable long-term disability (LTD) claims experience and reserve increases resulting from expense changes. Premium growth and improved mortality accounted for the higher earnings over the third quarter of 2002. The Group Life & Health division field force continued to expand with 15 new sales representatives added in the third quarter.

Sun Life Financial / Third Quarter Earnings	Page 7

MFS Investment Management

	Quarterly Results					Year to Date

	3Q’03	2Q’03	1Q’03	4Q’02	3Q’02	2003	2002

Revenues ($mm)	437	411	408	441	457	1,256	1,538
Net Income ($mm)	49	42	28	30	39	119	144
ROE (%)	78.6	72.3	40.1	36.0	43.0	62.5	49.0

Average Net Assets (C$B)	179	170	169	176	176	173	198
Assets Under Management (C$B)	175	171	166	179	171	175	171
Net New Sales (C$B)	(1.1)	4.1	2.0	1.4	(2.6)	5.0	3.7
Market/Currency Movement (C$B)	3.9	1.1	(14.8)	7.0	(13.5)	(9.8)	(52.5)

S&P 500 Index (daily average)	1,000	938	861	886	895	934	1,031

MFS Investment Management’s contribution to Sun Life Financial’s net income in the third quarter of 2003 increased 26 per cent from the third quarter of 2002. The S&P 500 Index daily average of 1,000 in the current quarter was up 12 per cent compared to the third quarter of 2002. Average net assets under management (ANA) were up 15 per cent in U.S. dollars, however, the strengthening of the Canadian dollar against the U.S. currency reduced the reported ANA by approximately 12 per cent and earnings by $6 million.

Year-to-date earnings were down due to lower equity markets in the first half of 2003 compared to the same period in 2002 and the strengthening of the Canadian dollar against the U.S. currency, which reduced earnings for the period by $12 million or 9 per cent compared to current earnings at 2002 rates.

The earnings trend in 2003 continues to be positive. MFS’ contribution to Sun Life Financial’s net income increased 17 per cent compared to the second quarter of 2003. ANA and revenues increased by 5 per cent and 6 per cent, respectively, while continued cost controls held operating expenses relatively flat, producing strong earnings.

•	AUM ended the third quarter of 2003 at $175 billion (US$129 billion) compared to $171 billion (US$108 billion) a year ago.

•	Net sales turned negative with an outflow of $1.1 billion (US$0.8 billion) for the third quarter. Net outflows in US retail mutual funds more than offset strong positive flows in institutional products, managed accounts and insurance products.

•	Based on Lipper data, 65 per cent of MFS’ equity funds and 83 per cent of its fixed income funds were in the top two quartiles for three-year performance through September 30, 2003.

•	MFS was ranked #10 among U.S. retail mutual fund companies with US$71 billion in long-term mutual fund AUM as of September 30, 2003.

The mutual fund industry in the United States is currently cooperating in industry-wide investigations regarding market timing and late trading of mutual funds. MFS is one of a large number of mutual fund firms that is cooperating in these investigations. MFS is also participating with other mutual fund companies, through the Investment Company Institute trade association, in addressing the topics highlighted in the current investigations with a view to ensuring that the industry retains the trust and confidence of its customers.

Sun Life Financial / Third Quarter Earnings	Page 8

Sun Life Financial Asia

	Quarterly Results					Year to Date

	3Q’03	2Q’03	1Q’03	4Q’02	3Q’02	2003	2002

Revenues ($mm)	144	140	145	192	161	429	469

Net Income/(Loss) ($mm)
Philippine Operations	13	11	8	11	12	32	30
Other Asian Operations	(2)	(5)	(1)	1	(6)	(8)	(18)

Total	11	6	7	12	6	24	12

ROE (%)	10.0	5.9	5.6	9.4	4.9	6.9	3.2

Total individual life sales for Sun Life Financial Asia in the third quarter of 2003 were 31 per cent above second quarter levels. Growth was particularly strong in the joint venture operations in India and China, while Hong Kong and the Philippines registered double-digit growth.

Earnings for the third quarter and year-to-date 2003 improved compared to the same periods in 2002, primarily due to expense management and higher investment income.

Sun Life Financial / Third Quarter Earnings	Page 9

Sun Life Financial U.K.

	Quarterly Results					Year to Date

	3Q’03	2Q’03	1Q’03	4Q’02	3Q’02	2003	2002

Net Income ($mm)	63	43	50	48	34	156	142
ROE (%)	27.9	18.3	19.5	20.4	14.8	22.3	23.0

Sun Life Financial U.K. third quarter 2003 earnings increased from third quarter 2002 earnings which were impacted by declining equity markets. In addition, third quarter 2003 earnings reflect the effect of reduced operating expenses and an improvement in claims experience in the run-off Group Life business.

The increase in earnings compared to the second quarter of 2003 was primarily due to the settlement of prior years’ outstanding tax issues with Inland Revenue in the U.K.

Despite the sale of the U.K. Group Insurance business in the first quarter of 2003, Sun Life Financial U.K. year-to-date 2003 earnings increased over the comparable 2002 period, primarily due to the impact of reduced operating expenses. Year-to-date 2002 earnings were negatively impacted by the decline in equity markets.

Sun Life Financial / Third Quarter Earnings	Page 10

Corporate Capital

Corporate Capital refers to investment income, expenses, capital and other items not allocated to Sun Life Financial’s other operating units and the earnings for the run-off reinsurance business.

	Quarterly Results					Year to Date

	3Q’03	2Q’03	1Q’03	4Q’02	3Q’02	2003	2002

Net Income/(Loss) ($mm)	(32)	(6)	20	(65)	8	(18)	(212)

Third quarter Corporate Capital results declined from a year ago due to the inclusion in the third quarter of 2002 of a gain from the sale of Spectrum Investment Management Limited (Spectrum Investments) to CI partially offset by reduced losses from the run-off reinsurance business. The purchase by MFS management of 1.9 per cent of the shares of MFS and the redemption by Sun Canada Financial Co. of subordinated notes resulted in a net improvement in earnings.

Year-to-date 2003 results improved by $194 million over year-to-date 2002. Year-to-date 2002 results included a $217 million restructuring charge. Excluding this restructuring charge, comparative year-to-date 2003 results decreased $23 million. This was due to the gain from the sale of Spectrum Investments in 2002, partially offset by reduced losses from the run-off reinsurance business, the purchase by MFS management of shares in MFS and the premium paid on the redemption of the subordinated notes referred to above, as well as a gain arising from the disposition of the U.K. Group Insurance business in the first quarter 2003.

Sun Life Financial / Third Quarter Earnings	Page 11

ADDITIONAL FINANCIAL DISCLOSURE

Revenue

Total revenue in the third quarter was $5.3 billion, a decrease of $521 million, or 9 per cent, compared to $5.8 billion recorded in the quarter ending September 30, 2002. The decline in revenues was primarily due to weaker foreign currencies relative to the Canadian dollar, which had the effect of reducing reported revenues by approximately $400 million. Year-to-date revenues were $454 million lower than 2002, with increases from the Clarica acquisition more than offset by lower U.S. annuity revenues, reduced fee income reflecting equity market declines between the two periods, lower Sun Life Financial U.K. revenues and a decline of approximately $900 million due to currency fluctuations.

Third quarter 2003 annuity premiums were $723 million lower than the third quarter of 2002 primarily due to lower sales of U.S. fixed annuities. Life and health premiums were $193 million higher than the third quarter of 2002, with strength in U.S. Universal Life and offshore sales.

Investment income of $1.4 billion was $32 million higher than in the third quarter of 2002. The impact of favourable equity markets and a gain arising from the purchase by MFS management of shares of MFS more than offset the decline of approximately $90 million due to the weakening of foreign currencies against the Canadian dollar and the premium paid to redeem US$122 million of subordinated notes. Third quarter 2002 included a gain on the sale of Spectrum Investments of $173 million.

Fee income of $707 million in the third quarter of 2003 was $23 million lower than in the third quarter of 2002 mainly due to currency fluctuation, which reduced fee income in Sun Life Financial U.S. and MFS.

Assets Under Management

At September 30, 2003, AUM were $348.5 billion, an increase of $6.3 billion or 1.8 per cent compared to the $342.2 billion at June 30, 2003. The increase in AUM during the quarter was primarily the result of

(i)	net sales of mutual, managed and segregated funds of $0.6 billion; and

(ii)	market value increases of $5.4 billion

AUM exclude Sun Life Financial’s pro rata share of the $34.9 billion of assets managed by CI.

On a year-over-year basis, AUM increased by $1.5 billion over the $347.0 billion at September 30, 2002. The year-over-year increase was primarily the result of business growth in general funds and

(i)	net sales of mutual, managed and segregated funds of $10.5 billion; and

(ii)	market value increases of $32.1 million; partially offset by

(iii)	unfavourable changes of $38.2 billion due to currency fluctuations; and

(iv)	the sale of Clarica U.S. which had assets of $5.0 billion at September 30, 2002.

Changes in Balance Sheet and Shareholders’ Equity

Total general fund assets of $110.7 billion at September 30, 2003 were $904 million lower than the June 30, 2003 balance of $111.6 billion. An increase in general fund assets due to the strengthening of the U.S. dollar was more than offset by a decrease in the annuity lines.

Sun Life Financial / Third Quarter Earnings	Page 12

Total general fund assets at the end of the third quarter of 2003 were down $12.1 billion from the end of the third quarter of 2002, primarily due to the strengthening of the Canadian dollar, which reduced asset values by $9.1 billion and the sale of Clarica U.S., which had assets of $5.0 billion at September 30, 2002.

During the third quarter of 2003, Sun Life Financial securitized mortgages with a carrying value of $588 million. The transaction qualifies as a sale for accounting purposes. Details of the transaction are found in note 10 of the interim consolidated financial statements.

Actuarial liabilities of $78.4 billion at September 30, 2003 were flat with the previous quarter. An increase from the strengthening of the U.S. dollar was more than offset by the impact of lower premiums and increased surrenders in U.S. fixed annuities. Compared to September 30, 2002, actuarial liabilities declined $10.3 billion. General business growth was more than offset by the impact of currency fluctuations of $7.0 billion and the sales of Clarica U.S. and the U.K. Group Insurance business which had actuarial liabilities of $4.0 billion and $377 million, respectively, at September 30, 2002. Correspondingly, lower annuity premiums in combination with higher surrenders and transfers to segregated funds resulted in a net decrease in change in actuarial reserves for the quarter of $269 million.

Shareholders’ equity was $14.1 billion at September 30, 2003, an increase of $230 million from June 30, 2003. Third quarter shareholders’ net income, before stock option costs of $8 million, contributed $402 million, which was partially offset by dividend payments of $103 million in the quarter. Purchase and cancellation of common shares reduced shareholders’ equity by $135 million. Shareholders’ equity increased by $55 million primarily due to a slightly stronger U.S. dollar.

Cash Flows

CASH FLOWS

	Quarterly Results		Year to Date

($mm)	3Q’03	3Q’02	2003	2002

Cash and cash equivalents, beginning of period	3,807	5,184	4,156	2,583
Cash flows provided by (used in):
Operating activities	(67)	1,094	2,184	3,049
Financing activities	(453)	(134)	(910)	377
Investing activities	1,033	(1,521)	(965)	(1,235)
Discontinued operations	—	185	273	147
Changes due to fluctuations in exchange rates	36	158	(382)	45

Increase (decrease) in cash and cash equivalents	549	(218)	200	2,383

Cash and cash equivalents, end of period	4,356	4,966	4,356	4,966
Short-term securities, end of period	1,357	3,203	1,357	3,203

Total cash, cash equivalents and short-term securities	5,713	8,169	5,713	8,169

A significant decline in cash provided by operating activities reflecting the impact of lower premiums and higher surrenders in U.S. fixed annuities was more than offset by cash generated from the sale of invested assets. The change in net cash used in financing activities compared to the third quarter of 2002 reflects $135 million for share repurchases, $189 million for the redemption of subordinated notes and increased dividends of $17 million.

Sun Life Financial / Third Quarter Earnings	Page 13

Year-to-date 2002 net inflow of $2.4 billion reflected the cash acquired on the acquisition of Clarica of $2.7 billion and $1 billion from the issuance of subordinated debt and SLEECS. Year-to-date 2003 net cash flows included the above mentioned outflows in U.S. fixed annuities as well as $452 million for share repurchases, $189 million from the redemption of subordinated notes and $103 million in dividends, partially offset by increased cash flows from the Clarica acquisition.

Capital Strength

Sun Life Financial’s principal operating subsidiary, Sun Life Assurance Company of Canada remains one of the highest rated insurance groups in North America. The capital position of Sun Life Financial continues to be very strong, with an MCCSR ratio at the end of the quarter of 242 per cent, down from 247 per cent at the end of the previous quarter. During the third quarter of 2003, US$122 million of subordinated debt was redeemed. Cash and short-term securities totaled $5.7 billion at September 30, 2003. Sun Life Financial maintains adequate liquidity to ensure that it can meet its obligations.

Share Repurchase Program

As part of the share repurchase program, Sun Life Financial Inc. purchased and cancelled 5 million of its common shares during the third quarter of 2003. As of September 30, 2003, it had 602.0 million common shares issued and outstanding.

Risk Management

Sun Life Financial has developed a framework to categorize the various risks to which it is exposed. The major categories of this framework are credit risk, market risk, insurance risk and operational risk. Operation risk is a broad category which includes legal and regulatory risks, people risks and systems and processing risks.

Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis. The results of these monthly risk review meetings are also reported to the Board of Directors’ Risk Review Committee, which meets four times a year. Sun Life Financial’s risk management procedures and risk factors are described in its annual Management’s Discussion and Analysis and Annual Information Form.

Outlook

Certain of Sun Life Financial’s businesses, particularly its wealth management businesses, are exposed to fluctuations in equity markets and interest rate levels. Sun Life Financial’s strategies to mitigate the impact of volatile market conditions have succeeded in maintaining stable financial results. Sun Life Financial has undertaken measures, including changes in commissions paid, new product introductions, operating expense reductions and hedging activities, to partially mitigate the impact of current economic conditions. Further market fluctuations could, however, have an adverse impact on future earnings.

Certain portions of Sun Life Financial’s earnings are denominated in foreign currencies. During the third quarter of 2003 the weakening of the foreign currencies relative to the Canadian dollar, compared to the third quarter of 2002, reduced earnings by approximately $20 million and AUM by $38.2 billion.

Other Matters

Sun Life Financial will be reporting sources of earnings in its analysts’ conference call on October 28th, 2003. The information will also be available at www.sunlife.com.

Sun Life Financial / Third Quarter Earnings	Page 14

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2003, the Sun Life Financial group of companies had total assets under management of CDN $348.5 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

This news release contains forward-looking statements with respect to the company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Contact:
Nicholas Thomas
416-979-6070

Investor Relations Contact:
Tom Reid
416-204-8163
Web site: www.sunlife.com

Sun Life Financial / Third Quarter Earnings	Page 15

SUN LIFE FINANCIAL INC.
COMPARATIVE HIGHLIGHTS — 2003 vs. 2002
(unaudited)
(in millions of Canadian dollars unless indicated otherwise)

	For Three Months Ended Sept. 30			For Nine Months Ended Sept. 30

	2003	2002	% Change	2003	2002	% Change

Shareholders’ Net Income	394	361	9	1,103	688	60
Earnings Per Share (dollars)
— Basic	0.65	0.58	12	1.81	1.33	36
— Diluted	0.65	0.58	12	1.81	1.33	36
Shares Outstanding (millions)
— End of Period	602.0	618.2		602.0	618.2
—Basic Weighted Average	603.3	618.2		610.1	517.1
— Diluted Weighted Average	603.3	618.2		610.1	517.3

Return on Shareholders’ Equity	11.3%	10.1%		10.3%	8.5%

Gross Sales and Deposits
Mutual Funds	6,114	6,943	(12)	21,291	24,584	(13)
Managed Funds	6,467	5,635	15	19,197	21,405	(10)
Segregated Funds	1,526	1,314	16	4,221	4,313	(2)

Revenue
Premium Income	3,166	3,696	(14)	10,265	11,022	(7)
Net Investment Income	1,409	1,377	2	4,258	3,680	16
Fee Income	707	730	(3)	2,096	2,371	(12)

Total Revenue	5,282	5,803	(9)	16,619	17,073	(3)

	As at September 30
				As at Dec. 31
	2003	2002	% Change	2002

Assets Under Management
General Funds	110,651	122,707	(10)	123,452
Segregated Funds	51,362	49,921	3	52,755
Other Assets Under Management
Mutual Funds	109,433	112,836	(3)	116,911
Managed Funds and Other	77,035	61,538	25	67,496

Total Assets Under Management	348,481	347,002	0	360,614

Total Equity
Participating Policyholders’ Account	72	78		76
Shareholders’ Equity	14,090	14,550		14,833

Total Equity	14,162	14,628		14,909

MCCSR (%)	242	210		230